

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

Via E-mail
John R. Schroer
Chief Financial Officer
Translate Bio, Inc.
29 Hartwell Avenue
Lexington, MA 02421

> **Re:** **Translate Bio, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2019**
> **Exhibit No. 10.1 - Suite Retention and Development Agreement, dated September 9,**
> **2019, by and between Albany Molecular Research Inc. and the Registrant**
> **Filed November 6, 2019**
> **File No. 001-38550**

Dear Mr. Schroer:

 We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

 Sincerely,

 Division of Corporation Finance